SD 3/23/05

SECURITIE 05039867 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlantic American Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 E. Kennedy Blvd., Suite 3300
(No. and Street)

Tampa (City) Florida (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad A. Gordon (813) 318-9444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirkland, Russ, Murphy & Tapp
(Name – *if individual, state last, first, middle name*)

13577 Feather Sound Dr., Suite 400 Clearwater, FL 33762
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23

AM 3-28-2005

OATH OR AFFIRMATION

I, Brad A. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic American Capital Advisors, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager

Title

LILLIAN IRAMONTANO
Notary Public, State of Florida
My Commission Expires Oct 4, 2008
Commission # DD 351951
Bonded by National Notary Assn.

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of ~~Income (Loss).~~ Operations
- ☑ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☑ (e) Statement of ~~Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.~~ Member's Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Atlantic American Capital Advisors, LLC

Table of Contents

KIRKLAND, RUSS,
MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

13577 Feather Sound Drive, Suite 400
Clearwater, Florida 33762-5539
(727) 572-1400 Fax (727) 571-1933
internet: www.KRMTCPA.com

Report of Independent Certified Public Accountants

To the Member of
Atlantic American Capital Advisors, LLC:

We have audited the accompanying statement of financial condition of Atlantic American Capital Advisors, LLC (the Company) as of December 31, 2004, and the related statements of operations, member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Atlantic American Capital Advisors, LLC at December 31, 2004, and the results of its' operations, changes in member's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Kirkland, Russ, Murphy & Tapp P.A.

Clearwater, Florida
January 21, 2005

Atlantic American Capital Advisors, LLC

Statement of Financial Condition

		December 31, 2004
Assets		
Cash and cash equivalents	$	200,173
Accounts receivable, net of allowance for doubtful accounts of $74,873		91,415
Property and equipment, net		689
Other assets		183
Total assets	$	292,460
Liabilities		
Accounts payable and accrued expenses	$	30,100
Commitments and contingencies		
Member's Equity		
Member's capital, a membership unit issued & outstanding		567,452
Accumulated member's deficit		(305,092)
Total member's equity		262,360
Total liabilities and member's equity	$	292,460

The accompanying notes are an integral part of these financial statements.

Atlantic American Capital Advisors, LLC

Statement of Operations

	For the year ended December 31, 2004
Revenues	
Consulting	$ 335,276
Investment Banking	992,500
Total revenues	1,327,776
Operating Expenses	
Salaries, bonuses and employee benefits	570,371
Travel, entertainment and conventions	19,065
Rent, office and occupancy	75,482
Other administrative and operating expenses	30,436
Professional fees	119,408
Total operating expenses	814,762
Net Income	$ 513,014

The accompanying notes are an integral part of these financial statements.

Atlantic American Capital Advisors, LLC

Statement of Member's Equity

	For the year ended December 31, 2004
Balance, December 31, 2003	$ 28,046
Member's contributions	21,300
Member's distributions	(300,000)
Net income	513,014
Balance, December 31, 2004	$ 262,360

The accompanying notes are an integral part of these financial statements.

Atlantic American Capital Advisors, LLC

Statement of Cash Flows

	For the year ended December 31, 2004
Cash Flows from Operating Activities	
Net income	$ 513,014
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	172
Changes in operating assets and liabilities:	
Increase in accounts receivable	(74,456)
Decrease in other assets	1,270
Increase in accounts payable and accrued expenses	14,400
Total adjustments	(58,614)
Net cash provided by operating activities	454,400
Cash Flows from Investing Activities	
Purchase of property and equipment	(861)
Net cash used in investing activities	(861)
Cash Flows from Financing Activities	
Contributions to member's equity	21,300
Distributions from member's equity	(300,000)
Net cash used in financing activities	(278,700)
Net increase in cash and cash equivalents	174,839
Cash and cash equivalents at beginning of the period	25,334
Cash and cash equivalents at end of the period	$ 200,173

The accompanying notes are an integral part of these financial statements.

Atlantic American Capital Advisors, LLC

Notes to Financial Statements

1. **Nature of Business:**

Atlantic American Capital Advisors, LLC (the "Company") is a limited liability company organized on January 25, 2001 pursuant to the Delaware Limited Liability Company Law, whose sole member is Atlantic American Capital Group, LLC ("AACG"). The Company is ultimately owned and controlled by the J. Patrick Michaels, Jr. Family Trust (the "Trust") of which J. Patrick Michaels, Jr. is the sole trustee and has beneficial ownership interest. The Company provides investment banking and consulting services.

During October 2001, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

2. **Summary of Significant Accounting Policies:**

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash balances in insured financial institutions. From time to time balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

Revenue Recognition

Investment banking revenues are recognized at the time the related transactions are completed. Any warrants received in connection with investment banking transactions are recorded at estimated fair value. Consulting revenues are recognized as the services are provided.

The warrants owned as of December 31, 2004 are determined to have no value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are comprised primarily of amounts due from consulting and investment banking customers that operate in the United States of America. Credit is extended based on an evaluation of the customer's financial condition. Additions to the allowance for doubtful accounts are made by means of the provision for bad debts. Accounts receivable are written off after collection efforts have been followed in accordance with the Company's policies. Accounts written off as uncollectible are deducted from the allowance, and subsequent recoveries are added.

The amount of the provision for bad debts is based upon management's assessment of historical and expected net collections, business and economic conditions within the markets in which the Company operates, and other collection indicators. The primary tool used in management's assessment is an annual, detailed review of historical collections and write-offs that represent a majority of the Company's revenue and accounts receivable. The results of the detailed review of historical collections and write-offs experience, adjusted for changes in trends and conditions, are used to evaluate the allowance amount for the current period. Credit losses are provided for in the financial statements and have been within management's expectations.

Other Assets

Other assets consist of prepaid amounts to the NASD.

Income Taxes

The Company is a single member limited liability corporation. Accordingly, the accompanying financial statements include no provision for income tax as the Company's income is reported for tax purposes by its sole member.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the accompanying statement of financial condition at their carrying value, which approximate their fair values.

3. Regulatory Requirements:

The Company is subject to SEC uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2004, the Company had net capital, as defined, of $170,073, which was $165,073 in excess of its required net capital of $5,000. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital, as defined, was .18 to 1. The Company claims exemption from SEC Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule.

4. Related Party Transactions:

The Company paid $4,000 per month to an affiliate entity under common ownership for administrative services, which is reflected as rent, office and occupancy in the accompanying statement of operations. This amount was reevaluated for reasonableness and increased to $7,500 effective July 1, 2004. For the year ended December 31, 2004, $69,000 was paid to this affiliate.

Included in accounts payable and accrued expenses at December 31, 2004 is approximately $16,000 due to an affiliate under common control and employees of the Company related to reimbursement for various operating expenses.

5. Concentration of Customers:

The three largest customers for the year ended December 31, 2004, contributed approximately 75%, 9% and 6% of total revenues, respectively.

Atlantic American Capital Advisors, LLC

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

	Per Audited Financial Statements
Computation of net capital:	
Member's equity	$ 262,360
Less nonallowable assets:	
Accounts receivable	91,415
Property and equipment	689
Other assets	183
Net capital	$ 170,073
Computation of aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 30,100
Computation of basic net capital requirements:	
Minimum net capital required –	
6 2/3% of aggregate indebtedness	$ 2,006
Minimum net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Net capital in excess of requirement	165,073
Net capital	$ 170,073
Ratio of aggregate indebtedness to net capital	.18

See accompanying independent certified public accountants' report and notes to financial statements.

Atlantic American Capital Advisors, LLC

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule.

See accompanying independent certified public accountants' report and notes to financial statements.

KIRKLAND, RUSS,
MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

13577 Feather Sound Drive, Suite 400
Clearwater, Florida 33762-5539
(727) 572-1400 Fax (727) 571-1933
internet: www.KRMTCPA.com

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

To the Member of
Atlantic American Capital Advisors, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Atlantic American Capital Advisors, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirkland, Russ, Murphy & Tapp P.A.

Clearwater, Florida
January 21, 2005